UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-6910

TEL OFFSHORE TRUST

(Exact name of registrant as specified in its charter)

The Bank of New York Mellon Trust Company, N.A., Trustee

Global Corporate Trust

919 Congress Avenue

Austin, Texas 78701

(512) 236-6599

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, TEL OFFSHORE TRUST has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TEL OFFSHORE TRUST

	By:	The Bank of New York Mellon Trust Company, N.A.,
As Corporate Trustee

July 3, 2017	By:	/s/ Michael J. Ulrich
Michael J. Ulrich
Vice President and Trust Officer